SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A).

(Amendment No. 1)

Riviera Holdings Corporation

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

769627100

(CUSIP Number)

Robert A. Weible, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th Street

Cleveland, Ohio 44114-3485

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This document consists of 5 pages

CUSIP No. 769627100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Diversified Equity Ventures LLC IRS ID: 65-1152919
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) :
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 244,600 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 244,600 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

Introduction

This Amendment No. 1 to Schedule 13D is being filed on behalf of Diversified Equity Ventures LLC, a Delaware limited liability company (the “Reporting Person”), and amends Items 4 and 5 of the Schedule 13D filed by the Reporting Person on April 12, 2002.

Item 4. Purpose of Transaction.

The Reporting Person owns shares of Common Stock, $.001 par value (the “Common Stock”), of Riviera Holdings Corporation (the “Issuer”) for the purpose of investing in the Issuer. The purpose of the sales of Common Stock dislcosed herein was to realize profit from appreciation in the market price of the Common Stock. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may seek to dispose of all or a portion of the Common Stock that it now owns.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person owns 244,600 shares of Common Stock, which amount represents 6.2% of the entire class.

(b) The Reporting Person has the sole power to vote and dispose of all 244,600 shares of Common Stock.

(c) Set forth below are sales of shares of Common Stock effected by the Reporting Person during the last 60 days. The sales were effected in the open market through a broker and through block sales.

Trade Date	Number of Shares	Price
2/16/05	30,000	$44.50
2/16/05	100	$45.80
2/16/05	1,900	$45.15
2/16/05	500	$44.80
2/16/05	800	$44.75
2/16/05	700	$44.58
2/16/05	300	$44.50
2/17/05	500	$45.55
2/17/05	100	$45.25
2/17/05	900	$44.90
2/17/05	200	$44.46
2/17/05	200	$44.32
2/17/05	100	$44.31
2/17/05	700	$44.00
2/17/05	800	$44.00
2/17/05	100	$44.25
2/17/05	1,400	$44.25
2/17/05	10,000	$44.10
2/17/05	100	$44.10
2/17/05	100	$44.10
2/17/05	800	$44.10

2/18/05	800	$43.25
2/18/05	100	$43.25
2/18/05	100	$43.25
2/18/05	500	$43.01
2/18/05	400	$43.00
2/18/05	600	$43.50
2/18/05	300	$43.30
2/18/05	100	$43.30
2/18/05	600	$43.30
2/18/05	500	$43.08
2/18/05	100	$43.10
2/18/05	100	$43.10
2/18/05	800	$43.10
2/22/05	300	$43.63
2/22/05	100	$43.62
2/22/05	100	$43.55
2/22/05	100	$43.53
2/22/05	100	$43.50
2/22/05	100	$43.50
2/22/05	100	$43.50
2/22/05	100	$43.50
2/22/05	100	$43.50
2/22/05	100	$43.50
2/22/05	200	$43.50
2/22/05	100	$43.50
2/23/05	300	$43.40
2/23/05	200	$43.39
2/23/05	500	$43.35
2/23/05	500	$43.45
2/23/05	400	$43.41
2/23/05	100	$43.50
2/23/05	1,000	$43.36
2/23/05	1,200	$43.35
2/23/05	800	$42.80
2/23/05	1,000	$43.30
2/23/05	1,000	$43.31
2/23/05	500	$43.15
2/23/05	1,000	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00
2/23/05	400	$43.00
2/23/05	500	$43.00
2/23/05	100	$43.00
2/23/05	500	$43.00

2/23/05	500	$43.00
2/23/05	100	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00
2/23/05	400	$43.00
2/23/05	100	$43.00
2/23/05	500	$43.00
2/23/05	400	$43.00
2/23/05	100	$43.00
2/23/05	400	$43.00
2/23/05	500	$43.00
2/23/05	100	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00
2/23/05	500	$43.00

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

DIVERSIFIED EQUITY VENTURES LLC

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Manager